Terreno Realty Corporation
16 Maiden Lane, Fifth Floor
San Francisco, CA 94108
(415) 655-4580
January 22, 2010
VIA EDGAR AND FACSIMILE
Mr. Tom Kluck
Ms. Kristina Aberg
United States Securities and Exchange Commission
100 F. Street, NE
Washington, D.C. 20549

Re:	Terreno Realty Corporation (the “Registrant”) Registration Statement on Form S-11 (File No. 333-163016)
Dear Mr. Kluck and Ms. Aberg:
          The Registrant hereby respectfully withdraws its request for acceleration of the effectiveness of its registration statement on Form S-11 (File No. 333-163016) (the “Registration Statement”) set forth in its correspondence submitted to the Securities and Exchange Commission (the “Commission”) on January 19, 2010 and submits the following request.
          Pursuant to Rule 461 under the Securities Act of 1933, as amended, the Registrant hereby respectfully requests acceleration of the effectiveness of the Registration Statement at 4:00 p.m. Eastern Time on January 25, 2010, or as soon as practicable thereafter. By separate letter, the underwriters of the issuance of the securities being registered have joined in this request for acceleration.
          In connection with this request, the Registrant acknowledges that:
          (1) should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
          (2) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
          (3) the Registrant may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours, Terreno Realty Corporation
By:	/s/ W. Blake Baird
	Name:	W. Blake Baird
	Title:	Chairman, Chief Executive Officer and Secretary